SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 10) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                         DYNAMICS CORPORATION OF AMERICA
                            (Name of Subject Company)

                                 WHX CORPORATION
                              SB ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   268039 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with a copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                         -------------------------------

         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 31, 1997, as previously amended and supplemented, by SB Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), to purchase any and all shares of Common Stock, par value $.10 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997, as amended and supplemented from time to time (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, including the First Supplement dated
April 9, 1997, the Second Supplement dated April 15, 1997 and the Third Supplement dated April 30, 1997, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated March 31, 1997.*
                  (2)      Letter of Transmittal.*
                  (3)      Notice of Guaranteed Delivery.*

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.*
                  (7)      Text of Press Release,  issued by Parent on March 31,
                           1997.*
                  (8)      Summary Advertisement published on April 1, 1997.*
                  (9)      Text of Press  Release,  issued by Parent on April 9,
                           1997.*
                  (10) First Supplement to Offer to Purchase, dated April 9, 1997.*
                  (11)     Revised Letter of Transmittal*
                  (12) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (13) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (14) Second Supplement to Offer to Purchase, dated April 15, 1996.*
                  (15)     Revised Letter of Transmittal.*
                  (16) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (17) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (18)     Revised Notice of Guaranteed Delivery.*
                  (19) Complaint in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702
                           (GLG)) filed in the United States District Court, District of Connecticut, on April 14, 1997.*
                  (20)     Text of Press Release,  issued by Parent on April 29,
                           1997.*
                  (21)     Text of Press Release,  issued by Parent on April 30,
                           1997.*
                  (22) Third Supplement to Offer to Purchase, dated April 30, 1997.*
                  (23)     Text of Press  Release,  issued  by  Parent on May 1,
                           1997.*
                  (24) Motion to Amend Counterclaims and Proposed Answer and First Amended Counterclaims in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on May 5, 1997.*
                  (25)     Notice to the Company  dated May 8, 1997  pursuant to
                           Article I, Sections 10 and 11 of the Company's By-laws in connection with the Company's 1997 Annual Meeting of Shareholders.*
                  (26)     Text of Press  Release,  issued  by Parent on May 20,
                           1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

--------
    *  Previously provided.
                                       -2-

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997
                                         WHX CORPORATION


                                         By:/s/ STEWART E. TABIN
                                            ------------------------------
                                            Name:   Stewart E. Tabin
                                            Title:  Assistant Treasurer


                                         SB ACQUISITION CORP.


                                         By: /s/ STEWART E. TABIN
                                             ----------------------------
                                             Name:  Stewart E. Tabin
                                             Title: Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                     PAGE


         (a)      (1)      Offer to Purchase, dated March 31, 1997.*
                  (2)      Letter of Transmittal.*
                  (3)      Notice of Guaranteed Delivery.*
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.*
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial   Banks,   Trust   Companies   and   Other
                           Nominees.*
                 (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.*
                  (7)      Text of Press Release,  issued by Parent on March 31,
                           1997.*
                  (8)      Summary Advertisement published on April 1, 1997.*
                  (9)      Text of Press  Release,  issued by Parent on April 9,
                           1997.*
                  (10)     First Supplement to Offer to Purchase, dated April 9,
                           1997.*
                  (11)     Revised Letter of Transmittal*
                  (12)     Revised Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*
                  (13)     Revised   Letter  to  Clients  for  use  by  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees.*
                  (14)     Second  Supplement  to Offer to Purchase  dated April
                           15, 1997.*
                  (15)     Revised Letter of Transmittal.*
                  (16)     Revised Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*
                  (17)     Revised   Letter  to  Clients  for  use  by  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees.*
                  (18)     Revised Notice of Guaranteed Delivery.*
                  (19)     Complaint in DYNAMICS  CORPORATION OF AMERICA vs. WHX
                           CORPORATION  AND SB  ACQUISITION  CORP.  (3:97 CV 702
                           (GLG))  filed in the United  States  District  Court,
                           District of Connecticut, on April 14, 1997.*
                  (20)     Text of Press Release,  issued by Parent on April 29,
                           1997.*
                  (21)     Text of Press Release,  issued by Parent on April 30,
                           1997.*
                  (22)     Third  Supplement  to Offer to Purchase,  dated April
                           30, 1997.*
                  (23)     Text of Press  Release,  issued  by  Parent on May 1,
                           1997.*
                  (24)     Motion to Amend Counterclaims and Proposed Answer and
                           First Amended  Counterclaims in DYNAMICS  CORPORATION
                           OF AMERICA  vs. WHX  CORPORATION  AND SB  ACQUISITION
                           CORP.  (3:97 CV 702 (GLG)) filed in the United States
                           District Court,  District of  Connecticut,  on May 5,
                           1997.*
                  (25)     Notice to the Company  dated May 8, 1997  pursuant to
                           Article  I,  Sections  10  and  11 of  the  Company's
                           By-laws in connection  with the Company's 1997 Annual
                           Meeting of Shareholders.*
                  (26)     Text of Press  Release,  issued  by Parent on May 20,
                           1997.


         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.
--------
  *    Previously provided.

                                       -4-